Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
Years ended March 31, 2010 and 2009
_______________________

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

Highlights for the year ended March 31, 2010

•	Keegan Resources Inc. (“Keegan” or the “Company”) continues with its 50,000 meter drill program on its Esaase Gold Project including exploration of new targets.

•	During May 2010, the Company commenced a drill program consisting of a minimum of 4,000 meters on its Asumura Gold Project.

•	On April 16, 2010, Maurice Tagami, P. Eng was appointed President and Chief Executive Officer of the Company.

•	On April 6, 2010, the Company released the Preliminary Economic Assessment Study of its Esaase Gold Project.

•	On March 3rd, 2010, Shawn Wallace was appointed as Executive Chairman and a director of the Company.

•	In November 2009, the Company completed a bought deal financing of 7,015,000 common shares of the Company at a price of $5.90 per common share for total gross proceeds of $41.4 million.

1.1           Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. has been prepared by management as of June 25, 2010 and should be read in conjunction with the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2010 and 2009, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings.  The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

All figures are expressed in Canadian dollars unless indicted otherwise.

1.2           Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the “Exchange”) on June 25, 2001. The Company’s principal business is the acquisition, exploration and development of resource properties.

The Company graduated to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX on December 20, 2008 under the trading symbol “KGN”.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.2           Over-all Performance (continued)

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Bankers’ Acceptance Notes and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

Appointments:

On April 16, 2010, Maurice Tagami, P. Eng was appointed President and Chief Executive Officer of the Company. Mr. Tagami replaced Dr. Dan McCoy who resigned as President and Chief Executive Officer but who remains a director and the Chief Geologist for the Company. Prior to this appointment, Mr. Tagami held the position of Vice President, Project Development with the Company. Mr. Tagami has a degree from the University of British Columbia in metallurgical engineering, is a registered professional engineer in the province of British Columbia with over 28 years experience in mine development and operations. Mr. Tagami has played a significant metallurgical and project management role in numerous open pit, underground and heap leach projects in North and South America, Australia, Papua New Guinea, Africa, Europe and Asia and has actively participated in several plant commissioning and start-up periods.

On March 3rd, 2010, Shawn Wallace was appointed as Executive Chairman and director of the Company. Mr. Wallace has spent the last 20 years as a consultant to many successful junior mining companies where he was instrumental in building first class mining exploration and development projects. His particular expertise in corporate development, international mining deal structure and M&A activity will be key in guiding Keegan as it moves forward.

Also on March 3, 2010, Richard Haslinger, P.Eng., resigned as a director of the Company. Mr. Haslinger will be remaining with Keegan and continuing to act as V.P of Exploration.

October 1, 2009, Keith Minty, P.Eng, was appointed to the Company’s’ Board of Directors. Keith Minty obtained a B.Sc. in Mining Engineering from Queen' University, Kingston Ontario, Canada in 1978. He has over 25 years of open pit and underground mine operational and project development experience in North America, Central America and in Africa in base and precious metals, platinum group metals and industrial minerals. Since 1997, Mr. Minty has held many corporate management and financial positions in companies listed on the Toronto and American stock exchanges. He has raised over $ 750 million in IPO's and financings for these companies. In 2008, he joined Thani Dubai Mining as the Chief Operating Officer where he is responsible for all project gold exploration and operations activities in Yemen and Egypt and new business development activities. Prior to joining Thani Dubai Mining limited, he worked for Hunter Dickinson Inc. as South African Country Manager.

On July 2, 2009, Marcel de Groot, C.A, was appointed to the Company’s Board of Directors, replacing Mr. Mark Orsmond. Mr. de Groot is a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation that invests in and provides strategic support to early stage private and public companies. Mr. de Groot is a graduate from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained his Chartered Accountant designation.

Properties:

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in Ghana, West Africa. The Company’s material properties currently consist of the Esaase Project and the Asumura Project as follows:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.2           Over-all Performance (continued)

1.	Esaase Gold Property

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid US$850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

Project Development

On April 6, 2010, the Company announced the results of the Preliminary Economic Assessment Study (the "Study") of its Esaase Gold Project.  The Study was completed by Lycopodium Minerals Pty Ltd and Coffey Mining Pty Ltd both of Perth, Australia, using a base case Indicated Mineral Resource of 2.28 million ounces of gold (58.0 million tonnes grading 1.2 g/t gold at a cut-off grade of 0.4 g/t which relates to the economic cut-off in the Study) and Inferred Mineral Resource of 1.65 million ounces of gold (41.7 million tonnes grading 1.2 g/t gold at the same cut-off grade). Using a base case gold price of US$850 per ounce, the Study shows that the Project has a net pre-tax cash flow (undiscounted) of US$397 million with an after tax Net Present Value (NPV) of US$168 million using a 5% discount rate.  The mine would recover 1.98 million ounces of gold at a waste to ore strip ratio of 3.5 to 1 over a 10-year mine life.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.2           Over-all Performance (continued)

The following are the summary highlights from the Study; further details can be found on the Company’s website:

Estimated Pit Contained Gold	2.11	Moz
Estimated Net Recoverable Gold (based on 94% recovery)	1.98	Moz
Mill throughput rate
Daily (oxide/fresh)	17,800/13,700	Tonnes
Annual (million) (oxide/fresh)	6.5/5.0	Tonnes
Life of Mine	10	Years
Overall Strip Ratio	3.5
Capital Expenditure
Initial	US$ 319 M
Sustaining	US$ 25 M
Total	US$ 344 M
Total per ounce	US$ 173

	Years 1 to 3	Life of Mine
Gold Production (oz per year)	243,300	198,200
Average feed grade to mill (grams per tonne)	1.4	1.3
Cash cost per ounce
Direct cash costs	US$ 389	US$ 452
After royalties and refining charges	US$ 423	US$ 486

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.2           Over-all Performance (continued)

Economic results for the Base Case gold price and Base Case +30% are as follows:

	Base Case	Base Case +30%
	(US$850/oz gold)	(US$1105/oz gold)
Net Present Value (NPV) at 5% Discount Rate
Pre tax	US$ 221 M	US$ 572 M
After tax	US$ 168 M	US$ 433 M

Net Cash flow (NPV at 0% Discount Rate)
Pre tax	US$ 397 M	US$ 885 M
After tax	US$ 312 M	US$ 678 M

Internal Rate of Return pre tax (IRR)	19.5%	37.9%
Internal Rate of Return after tax (IRR)	17.2%	33.3%
Gross Revenue	US$ 1,684 M	US$ 2,190 M
Operating earnings pre tax, interest and capital recovery (EBITDA)	US$ 721 M	US$ 1,208 M
Operating earnings pre tax, interest and after capital recovery (EBIT)	US$ 381 M	US$ 869 M
Payback pre tax (years)	3.33	1.80
Payback after tax (years)	3.34	1.83

Life of mine capital expenditures is estimated at US$344 M (which includes an initial capital expenditure of US$319 M), giving the Project an overall capital expenditure per recoverable ounce of US$173.

Exploration and Mineral Resources

On February 27, 2009, Keegan received updated resource estimation at the Esaase gold property in southwest Ghana. The resource includes 2.025 million ounces in an indicated category with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off. A total of 450 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m were used to establish the resource. This resource estimation represents 2.8 km of strike length along the A-1 structure and does not include drilling done in the B-1 or D-1 mineralized zones. Please see www.keeganresources.com for a map showing the surface area included in this estimate.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.2           Over-all Performance (continued)

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Gold Metal (Mozs)
Indicated
0.4	57.987	1.2	2.278
0.5	49.248	1.4	2.153
0.6	41.942	1.5	2.025
0.7	35.748	1.7	1.898
0.8	30.656	1.8	1.777
0.9	26.322	2.0	1.660
1.0	22.782	2.1	1.552
Inferred
0.4	41.664	1.2	1.653
0.5	34.054	1.4	1.546
0.6	28.573	1.6	1.451
0.7	24.430	1.7	1.365
0.8	20.649	1.9	1.275
0.9	17.914	2.1	1.201
1.0	15.852	2.2	1.139

Table 1. Grade Tonnage Report Using a Multiple Indicator Kriging Estimate. Grades are given in grams per tonne gold.

On May 17, 2010, Keegan announced new results from its current drilling program. The new results are from a recently completed infill core drilling program undertaken to provide samples for the next phase of metallurgical test work.  Samples considered a ¼ split from large diameter (PQ) core.  Significant mineralized intercepts were produced from all holes, intersecting the targeted block model, at or thicker than the approximate predicted width of the block model. Intercept highlights include 42 meters of 6.4 g/t Au, 69.8 meters of 2.6 g/t Au, and 149 meters of 1.17 g/t Au. These results have not yet been incorporated into the existing resource model.

The following are recent results from metallurgical infill drilling from Keegan's Esaase Gold Project. Widths are measured in actual drilled meters and grades are reported in g/t Au. All core holes are drilled at an azimuth of approximately 110 degrees at a dip of 45 degrees.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.2           Over-all Performance (continued)

Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
KEDD721	45	138	93	1.18	KEDD750	60	71	1	1.4
KEDD722	86	150	64	2.41	KEDD750	100	115.2	15.2	1.91
including	87	88	1	11.45	KEDD751	33	90	57	1.1
including	107	108	1	36.3	KEDD752	70	117	47	1.39
KEDD723	14.7	120	105.3	0.8	including	71	72	1	15.65
KEDD724	47	124	77	1.1	including	76.6	78	1.4	19.4
KEDD725	26	44	18	1.03	KEDD753	143.2	213	69.8	2.6
KEDD725	66	74	8	0.51	including	174	175	1	12.15
KEDD725	91	98	7	0.74	KEDD754	58	127	69	0.68
KEDD727	1	37	36	0.94	KEDD761	78	94	16	0.97
KEDD727	159	180	21	0.81	KEDD761	120	148	28	5.1
KEDD728	0	25	25	0.6	including	120	121	1	46.5
KEDD729	0	66	66	0.67	including	130	131	1	69.1
KEDD729	97	124	27	1.22	KEDD761	157	167	10	2.55
KEDD730	24	38	14	1.39	KEDD763	18	167	149	1.17
KEDD730	52	119.1	67.1	0.99	including	20	21	1	13.4
KEDD749	0	10	10	1.26	including	23.3	24.1	0.8	13.97
KEDD749	37	79	42	6.4
including	45.85	47.7	1.85	58.9
including	75	76	1	47.1

Since the release of these drill results, Keegan has continued with its 50,000-metre drill program that includes exploration drilling of new targets identified by geophysics, soils and auger sampling. The most recent drill results on the Esaase Gold Project may be found at www.keeganresources.com.

2.           Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchase for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government.

Exploration and Mineral Resources

In 2008, Keegan released an intercept of 14 m of 4.48 g/t Au from the NW target at Asumura, with additional results confirming bedrock mineralization over a two-kilometer strike length.

Surface sampling on the Asumura property has continued and Keegan has commenced a drilling program during May 2010 consisting of a minimum 4,000 meters of core holes focusing on five primary target areas.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.2           Over-all Performance (continued)

2.           Qualified Person – Esaase and Asumura

The Preliminary Economic Assessment Study was prepared by Lycopodium under the supervision of Mr. Aidan Ryan and by Coffey under the supervision of Mr. Harry Warries and Mr. Brian Wolfe, all members of the AusIMM and independent Qualified Persons under the standards set forth by National Instrument 43-101.  Mr. Maurice Tagami, P. Eng., a registered professional engineer, is the Company's designated Qualified Person for the purposes of the Study. Lycopodium has subsequently delivered a 43-101 report to the Toronto Stock Exchange, which is available at www.sedar.com.

Richard Haslinger, P.Eng., is the Qualified Person with respect to NI 43-101 at Esaase for the above listed drill results and at Asumura. For the Esaase drill results, RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples.

1.3           Selected Annual Information

	2010	2009	2008
	$	$	$
Revenues (interest and other income)	114,994	222,703	476,034
Net loss	6,972,686	4,176,396	4,316,042
Loss per share, basic and diluted	0.18	0.15	0.17
Total assets	90,533,972	33,717,800	34,669,516
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

1.4           Results of Operations

Years ended March 31, 2010 and 2009

During the year ended March 31, 2010, Keegan reported a loss of ($6,972,686) or ($0.18) per share compared to a loss of ($4,176,396) or ($0.15) per share during the previous year, an increase in loss of $2,796,290.

Expenses incurred during the fiscal year ended March 31, 2010 increased by $3,323,850 as compared to expenses incurred during the fiscal year ended March 31, 2009 while other (income)/expense decreased by $527,560.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.4           Results of Operations (continued)

The primary reason for the increase in the loss was the increases in the amount of $1,512,433 in stock-based compensation, $798,933 in travel, promotion and investor relations, $488,200 in donation expense and $168,272 in office, rent and administrative costs; this, being offset by a decrease in foreign exchange loss of $490,532 and a non-reoccurring write-off of interest in resource properties of $170,596 which occurred during the fiscal 2009. The write-off of interest in resource properties occurred when Keegan terminated the agreement to acquire an interest in the Mt. Olives concession on May 27, 2008.

The following are the discussions on the significant changes in administrative expenses:

Stock-based compensation increased by $1,512,433 as a result of new stock option grants during the year of 170,000 options with an exercise price of 3.31, 300,000 options with an exercise price of 3.10, 485,000 options with an exercise price of $4.01 and 220,000 options with an exercise price of $6.50, all expiring five years from date of grant. During the year ended March 31, 2009, 100,000 options were granted at an exercise price of 1.12. During both fiscal years, additional stock-based compensation was recorded relating to vesting options granted in previous periods.

Travel, promotion and investor relations increased by $798,933 as a result of an increase in investor relations activities during the year ended March 31, 2010 compared to 2009. Further, the Company experienced increased investor relations activities relating to its participation in various investment and mining conferences.

During the period, the Company made a charitable donation of 75,000 common shares. The fair value of these common shares was recorded as donation expense.

Office, rent and administration increased by $168,272 as a result of increased rent of $135,783. The Company’s corporate offices in Vancouver moved to a new location (see “1.6/1.7 Liquidity & Capital Resources – Commitments”). A further increase in office and administration costs was a result of the setting up and installation of office equipment, furniture and new computers and servers in the new office. There was also an increase in office supplies related to software purchases and printing costs related to the Company’s change of address and annual general meeting mailing. No such expenses were incurred during the same period in the prior fiscal year.

Amortization, bank charges, consulting fees, director fees and wages and benefits, professional fees and regulatory, transfer agent and shareholder information were consistent when comparing the fiscal year ended March 31, 2010 to that of March 31, 2009.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.5           Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss and comprehensive loss	Loss per share
March 31, 2010	$26,031	$1,590,680	$0.04
December 31, 2009	$52,269	$2,270,596	$0.06
September 30, 2009	$6,400	$1,850,922	$0.05
June 30, 2009	$30,294	$1,260,488	$0.04
March 31, 2009	$67,172	$2,122,936	$0.08
December 31, 2008	$34,591	$119,068	$0.00
September 30, 2008	$30,531	$900,508	$0.03
June 30, 2008	$90,409	$1,033,884	$0.04

1.6/1.7                      Liquidity and Capital Resources

The Company reported working capital of $47,944,791 at March 31, 2010 compared to working capital of $2,504,131 at March 31, 2009, representing an increase in working capital of $45,440,660. As at March 31, 2010, the Company had cash and cash equivalents of $26,712,372 and short-term investments of $22,000,000 compared to cash and cash equivalents of $2,001,118 and short-term investments of $1,000,000 as at March 31, 2009. Financing for the Company’s operations was funded primarily from private placements and the exercise of share purchase warrants and share purchase options. During year ended March 31, 2010, the Company raised net cash of $18,059,533 (net of an underwriter fee of $960,000 and expenses of $180,467) from a brokered private placement financing, $39,003,739 (net of an underwriter fee $2,069,425 and expenses of $315,336) from a bought deal financing, $504,268 from the exercise of broker’s warrants and $2,301,880 from the exercise of share purchase options. During fiscal 2009, $1,982,700 of capital was obtained from the exercise of share purchase warrants and $242,793 was obtained from the exercise of share purchase options.

During the year ended March 31, 2010, Keegan expended $13,620,190 in general and administrative expenses and property development, exploration and evaluation cost. Keegan has budgeted $4,300,000 for general and administrative expenses and $20,100,000 for property development, exploration and acquisition costs through the end of fiscal 2011. Keegan’s plan of operations for fiscal 2011 continue to be:

(a)
undertake additional exploration at Esaase to add to the existing resource estimates and convert additional resources to an indicated resources category.  Exploration will consist of reverse circulation drilling of current exploration and resource extension targets and core drilling targeting higher grade targets of the deposit down dip and along strike to the north;

(b)	complete metallurgical and hydrogeological drill programs in conjunction with engineering studies to support the Esaase project’s pre-feasibility and feasibility studies;

(c)	continue working with local communities, the Ghanaian government and the EPA to both advance community relations and the permitting of the Esaase project; and,

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.6/1.7    Liquidity and Capital Resources (continued)

(d)	continue exploration of the Asumura property.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2011 and 2012.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.

Cash and cash equivalents increased by $24,711,254 from $2,001,118 at March 31, 2009 to $26,712,372 at March 31, 2010. The increase in cash and cash equivalents was a result of net cash of $59,869,420 generated from the completion of two separate financings during the year and through the exercise of options and warrants offset by cash utilized for operations of $4,271,600 and investing activities of $30,583,626. The uses of cash within investing activities relate to deferred exploration costs of $9,368,875, short-term investments of $21,000,000 and purchase of furniture, equipment and leasehold investments of $214,751.

As at March 31, 2010, the other sources of funds potentially available to the Company are through the exercise of the outstanding 237,333 share purchase warrants at $3.10 per share which expire November 26, 2010 and stock options with terms as follows:

Exercise price	Number outstanding at March 31, 2010	Expiry date	Number exercisable at March 31, 2010
$1.16	195,000	November 22, 2010	195,000
$2.48	40,000	February 2, 2011	40,000
$2.44	679,507	November 10, 2011	679,507
$3.60	100,000	October 17, 2012	100,000
$4.20	745,000	February 5, 2013	745,000
$1.12	50,000	January 15, 2014	37,500
$3.31	170,000	June 2, 2014	106,250
$3.10	225,000	July 2, 2014	112,500
$3.10	75,000	July 17, 2014	37,500
$4.01	485,000	October 6, 2014	181,875
$6.50	220,000	Dec 14, 2014	82,500
	2,984,507		2,317,632

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.6/1.7                      Liquidity and Capital Resources (continued)

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

Commitments:

As at March 31, 2010, the Company has contractual comments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2011	68,140
2012	68,140
2013	68,140
$204,420

 On May 20, 2010, the Company negotiated the cancellation their existing lease commitment set to expire on November 30, 2013.  In its place, the Company signed a letter of guarantee over the premises and transferred the lease plus an extension of the lease to May 31, 2015 to Universal Mineral Services Ltd. (“UMS”). The amount guaranteed are the monthly rent payments of $ 23,767 plus operating costs over the term of the lease.

UMS is a private company which Keegan acquired the sole common share on April 14, 2010. UMS has certain directors in common with the Company and was incorporated to provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company, its subsidiaries and other publically listed mining companies on a full cost recovery basis pursuant to a service agreement.

To date, no service agreement has been signed and no related party balances are outstanding.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9           Transactions with Related Parties

The Company has a consulting agreement with a director and officer of the Company in the amount of US$12,000 per month plus benefits for the period up to May 1, 2009 and US$ 17,500 there after. During the year ended March 31, 2010, the Company paid consulting fees and benefits of $269,531 (2009 - $211,632; 2008 - $183,258) under this agreement.

Included in consulting fees, wages and benefits is $nil (2009 - $91,270; 2008 - $65,722) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2010.

Included in professional fees is $nil (2009 - $nil; 2008 - $24,119) paid or accrued for legal fees to a company controlled by a director of the Company and $98,410 (2009 - $76,660; 2008 - $51,380) for accounting fees to a company controlled by an officer of the Company during the year ended March 31, 2010.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.9           Transactions with Related Parties (continued)

During the year ended March 31, 2010, the Company paid or accrued $112,954 (2009 - $155,404;  2008 - $125,138) for geological consulting fees to a director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2010, the Company paid directors’ fees of $46,425 (2009 - 21,600; 2008 - $6,000) to certain directors and a former director of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2010 is $70,028 (March 31, 2009 - $61,939) owing to directors of the Company and a company controlled by a director and officer of the Company.

1.10	Fourth Quarter and Subsequent Events

During the three month period ended March 31, 2010, the Company reported a loss of ($1,590,680) or ($0.04) per share compared to a loss of ($2,122,936) or ($0.08) per share during the same period in the previous year, an decrease in loss of $532,256.

Expenses incurred during the three month period ended March 31, 2010 increased by $79,686 as compared to expenses incurred during the three month period ended March 31, 2009.

The primary reason for the increase in loss relates to additional stock-based compensation from unvested options and increased salary and consulting expense, off-set by the non-reoccurring write-off of interest in resource properties of $170,596 which occurred during the fiscal 2009. The write-off of interest in resource properties occurred when Keegan terminated the agreement to acquire an interest in the Mt. Olives concession on May 27, 2008. The charge to the statement of operations was recorded during the forth quarter.

Other (income)/expenses incurred during the three month period ended March 31, 2010 decreased by $611,942 as compared to expenses incurred during the three month period ended March 31, 2009 primary relating to losses incurred on foreign exchange.

The following events occurred subsequent to March 31, 2010:

•	599,098 common shares were issued for gross proceeds of $1,673,499 on exercise of options.

•	23,333 common shares were issued for gross proceeds of $72,332 on exercise of broker warrants.

•	The Company granted incentive stock options to a director and consultants to purchase 1,625,000 common shares at an exercise price of $6.19 per share expiring five years from date of grant.

1.11	Proposed Transactions

None

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.12	Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company’s estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

1.13	Changes in Accounting Policies including Initial Adoption

Adoption of New Accounting Standards

The Company has adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

1.	Credit risk and the fair value of financial assets and financial liabilities

Emerging Issues Committee (“EIC”) abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.13           Changes in Accounting Policies including Initial Adoption (continued)

2.	Goodwill and intangible assets

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”) replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA Handbook Section 3450, Research and Development Costs is replaced by guidance in Section 3064. EIC 27 Revenues and Expenditures During the Pre-Operating Period is no longer applicable for entities that have adopted Section 3064. A number of other EIC abstracts have consequential amendments. CICA Accounting Guideline 11 Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The adoption of this Section did not result in a material impact to the Company’s consolidated financial statements.

3.	Mining exploration costs

EIC abstract 174, Mining Exploration Costs (“EIC-174”), which supersedes EIC abstract 126, Accounting by Mining Enterprises for Exploration Costs, provides guidance for mining exploration entities on the capitalization of exploration costs and the review of exploration costs for impairment. EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending March 31, 2010, with retrospective application. The application of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

4.	Financial instruments – disclosures

The CICA amended Handbook Section 3862 – “Financial Instruments – Disclosures” (“Section 3862”) to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments have been incorporated into the Company’s consolidated financial statements for its fiscal year ended March 31, 2010.

5.	Financial instruments – recognition and measurement

The CICA amended Handbook Section 3855 – “Financial Instruments – Recognition and Measurement” (“Section 3855”). Section 3855 was amended to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of April 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.13           Changes in Accounting Policies including Initial Adoption (continued)

Recent accounting pronouncements

1.	Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company expects to adopt this standard on April 1, 2011.

2.	Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011.

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. In July 2008, the Canadian Securities Administrators announced that early adoption would be allowed in 2009 subject to seeking exemptive relief.

The Company has adopted a three-phase IFRS implementation plan that is comprised of following:

•
Phase One Scoping Analysis - This phase was conducted during the third and fourth quarter of 2010 to analyze the Company’s existing Canadian GAAP accounting policies and determine what are the key differences and options available under IFRS.

•
Phase Two In-depth Analysis – This phase was commenced in Q1 2011 and is expected to conclude during Q2 2011. The goal of phase to is to determine the impact and specific changes required under the adoption of each IFRS standard.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.13           Changes in Accounting Policies including Initial Adoption (continued)

•	Phase Three Implementation – This phase will be executed in Q3 and Q4 of 2011 and will result in the preparation of the Company’s IFRS opening balance sheet and draft note disclosures.

At this point, the Company’s IT accounting and financial reporting systems are not expected to be significantly impacted. Further, the Company has in place internal and disclosure control procedures to ensure continued effectiveness during this transition period.

Based on the work completed under phase one and phase two of the implementation plan, the Company believes that IFRS will have a significant impact on its current financial position and will result in more extensive note disclosure and analysis of balances and transactions. What management believes to be the key differences and their potential impact based on the work performed to date is as follows:

IFRS Standard	Canadian GAAP currently applied by the Company	Difference under IFRS	Analysis and preliminary conclusions
IFRS 2 – Share based payments	Stock based compensation is determined based on the fair value of the awards issued and is recorded over the award’s vesting period.
IFRS applies the same basic principles for determining the expense; however, IFRS requires the fair value to be adjusted for an anticipated forfeiture rate. Under Canadian GAAP, an option exists to account for award forfeitures as they occur.

Management expects the expense for stock based compensation under IFRS to differ from that under the Company’s current GAAP dependant on the timing and frequency of award forfeitures. Management expects this difference not to be material.

IFRS 6 – Exploration for and the evaluation of mineral resources	Costs incurred in the acquisition, exploration, evaluation and development of mineral resources are capitalized as incurred.
IFRS does not give directive guidance on the treatment of these costs. IFRS allows a company to set its accounting policy to expense or capitalize the costs incurred in the acquisition, exploration, evaluation and development of mineral resources.

The Company’s current accounting policy is likely to be maintained through transition with no differences anticipated.
IAS 12 – Income Taxes
Temporary differences arising from the effect of foreign exchange rates on the tax base of an asset or liability where the functional currency of the asset or liability is in a different currency are not recognized.

Temporary differences arising from the effect of foreign exchange rates on the tax base of an asset or liability where the functional currency of the asset or liability is in a different currency are recognized.

Management expects this difference to effect the calculation of deferred taxes in Ghana, which may result in the recognition of previously unrecognized deferred tax liabilities.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.13           Changes in Accounting Policies including Initial Adoption (continued)

IFRS Standard	Canadian GAAP currently applied by the Company	Difference under IFRS	Analysis and preliminary conclusions
IAS 16 – Property plant and equipment
Property, plant and equipment are carried at cost less accumulated amortization. Amortization is determined at rates that will reduce original cost to estimated residual value over the useful life of each asset.

Property, plant and equipment can be recorded either at cost or under the revaluation model. Amortization is determined at rates based on the useful lives of each significant component within property, plant and equipment.

Property, plant and equipment will continue to be recorded at historic cost without revaluation. Management expects that the componentization of the Company’s property, plant and equipment to result in a marginally different effective amortization rate with the net effect not being material.

IAS 21 – The effects of changes in foreign exchange rates
The functional currency (referred to as measurement currency) of an entity with in a group is determined based on whether the entity is considered to be integrated with or self-sustaining from the parent company of the group.

The functional currency of an entity is determined based on the facts and circumstances specific to that entity in relation to the criteria set out in IAS 21. The primary criteria under IFRS are the currency that mainly influences the sales price for goods and services and the currency that mainly influences the entity’s input costs.

Management expects the functional currency of the Ghanaian operation to change from the Canadian dollar to that of the US dollar. This is a preliminary determination that is still subject to the interpretation of the facts and circumstances of the Company’s subsidiary.

IAS 39 – Financial instruments: recognition and measurement	Warrants issued by the Company are treated as equity instrument and are record at fair value at the date of issuance to a component of shareholder’s equity.	Warrants are considered to be an equity instrument if they are settled with a fixed number of the Company’s own equity instruments for a fixed amount of cash.
As the Company holds warrants priced in a currency other than the Company’s functional currency, the amount of cash for settlement varies based on prevailing exchange rate. Under IFRS, the Company’s warrants would be considered financial liabilities and should be recorded at fair value.

1.14           Financial Instruments and Other Instruments

As at March 31, 2010, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities.

As introduced by the amendments to Section 3862, the following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.14           Financial Instruments and Other Instruments (continued)

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

March 31, 2010
	Level 1	Level 2	Level 3

Cash and cash equivalents	26,712,372	-	-
Short-term investments	22,000,000	-	-

	$48,712,372	$-	$-

March 31, 2009
	Level 1	Level 2	Level 3

Cash and cash equivalents	2,001,118	-	-
Short-term investments	1,000,000	-	-

	$3,001,118	$-	$-

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of amounts receivable for GST of $83,006 and goods and services recoverable of $39,662; neither of which are considered past due.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2010, the Company had a cash and cash equivalents balance of $26,712,372 and a short-term investment of $22,000,000 to settle current liabilities of $1,147,811 that mainly consist of accounts payable that are considered short term and settled within 30 days.

(c)           Market risk

i.           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.14           Financial Instruments and Other Instruments (continued)

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

ii.           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets denominated in currencies other than Canadian dollars:

Cash and cash equivalents	March 31, 2010	March 31, 2009
US dollars	$11,689,000	$159,991
Ghana Cedis	138,624	744,403

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in an corresponding increase or decrease in net loss of approximately $1,182,000 as at March 31, 2010 (March 31, 2009 - $90,000).

(d)           Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.15           Other Requirements

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended March 31, 2010. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s internal control over financial reporting as required by Canadian securities laws.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There has been no material change in the Company’s internal control over financial reporting during the year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design of internal controls over financial reporting as at March 31, 2010, as required by Canadian securities laws, and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Years ended March 31, 2010 and 2009

1.15           Other Requirements (continued)

Summary of outstanding share data:

The Company is authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. As at the date of this MD&A, there were 45,669,554 common shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A:

Exercise price	Number outstanding at June 25, 2010	Expiry date	Number exercisable at June 25, 2010
$1.16	120,000	November 22, 2010	120,000
$2.48	40,000	February 2, 2011	40,000
$2.44	387,909	November 10, 2011	387,909
$3.60	50,000	October 17, 2012	50,000
$4.20	550,000	February 5, 2013	550,000
$1.12	12,500	January 15, 2014	-
$3.31	170,000	June 2, 2014	127,500
$3.10	225,000	July 2, 2014	140,625
$3.10	75,000	July 17, 2014	46,875
$4.01	485,000	October 6, 2014	242,500
$6.50	220,000	Dec 14, 2014	110,000
$6.19	1,625,000	May 26, 2014	406,250
	3,960,409		2,232,597

The following warrants were outstanding as at the date of this MD&A:

Number of Shares	Exercise Price	Expiry Date
214,000	$3.10	November 27, 2010

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.